Exhibit 99.2

2013 Second Quarter Results Presentation August 6, 2013

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 2 Safe Harbor Statement and Currency Convenience Translation Safe Harbor Statement Statements in this release contain “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined in the Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for flat to moderate growth in the third quarter 2013 ; the ability of the Company to further diversify its product lines outside of the ZT Online franchise ; the ability of World of Xianxia to maintain strong performance and be a key revenue contributor of the Company ; the ability for the Company to further grow its business and increase market share in the MMO game segment ; the ability for the Company’s webgames and mobile game to contribute revenue in the fourth quarter of 2013 and to lead to sustainable grow in the years to come ; the ability for the Company to pursue titles developed by other developers to supplement the Company’s game portfolio ; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline . These forward - looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward - looking statements . Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2 , unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates . The financial information contained in

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this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20 - F for the fiscal year 2012 , as filed with the Securities and Exchange Commission on April 18 , 2013 , which is available on the Securities and Exchange Commission’s website at www . sec . gov . For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2012 . Our actual results of operations for the second quarter of 2013 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to the Company, which is subject to change . Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this press release . Such information speaks only as of the date of this release . Currency Convenience Translation This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US $ ) at the rate of US $ 1 . 00 to RMB 6 . 1374 , which was the noon buying rate as of June 30 , 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York . The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all .

© 2013 Giant Interactive Group, Inc. All Rights Reserved 3 ©

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2013 Giant Interactive Group, Inc. All Rights Reserved Giant Interactive Group A Leading Online Game Developer & Operator

© 2013 Giant Interactive Group, Inc. All Rights Reserved 4 Giant: NYSE Listed NYSE IPO: November 1, 2007 Ticker: GA Market Cap: US$2.0 Billion August 5, 2013 Fully Di

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luted Shares: Approximately 247 Million About Giant: Headquarters: Shanghai, China Employees: Approximately 1,700 with 1,000 developers Investor Information: www.ga - me.com

© 2013 Giant Interactive Group, Inc. All Rights Reserved 5 © 2013 Giant Interactive Group, Inc. All Rights Reserved Key Operational and Financial Highlights

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 6 Q2 Operational Highlights ● Top line continues to achieve growth − Q2 up 2.7% QoQ , 11.3% YoY , recorded sequential growth for 14 consecutive quarters ● World of Xianxia launched − Official closed beta testing in April with large scale marketing campaign − To commence open beta testing in Q3 2013 ● Steady performance from ZT Online 2 − ZT Online 2 – enriched and upgraded gameplays based on gamers’ feedback − To launch new expansion pack in Q3 ● Webgames and Mobile Games − On schedule to launch 2 webgames, Genesis of the Empire and Supreme Tai - Chi in 2H 2013 − First self - developed mobile game to launch in 2H 2013 ● Signed exclusive publishing rights for Cang Tian 2 − 3D MMORPG developed by leading online game developer in South Korea, WeMade Entertainment Inc − Core development teams from both companies working on localization − To initiate engineering test in Q1 2014 ● Declared first semi - annual dividend payment − US$0.23 per ADS, payable to shareholders of record at close of trading on December 12, 2013 (ET) − Total cash payment associated will be approximately US$55.1 million

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 7 2013: the Defining Year for Game Portfolio Diversification Strategy MMO Webgames Mobile Games Catalysts for 2013 MMO – World of Xianxia • Official closed beta testing in April 19, 2013 with large - scale marketing campaign • To commence open beta testing in Q3 2013 Webgames • Genesis of the Empi

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re set for commercial launch in Q3 2013 • Supreme Tai - Chi set for launch in H2 2013 Mobile Games • Leverage our industry - leading game design to develop high - quality mobile games in 2013 • Also seek M&A and partnership opportunities • Target to launch first mobile game soon

© 2013 Giant Interactive Group, Inc. All Rights Reserved 8 Key Quarterly Operating Metrics 654 661 667 681 685 694 702 690 702 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 Average Concurrent Users (ACU) Users in Thousands Active Paying Accounts (APA) Accounts in Thousands 1,994 2,087 2,167 2,184 2,216 2,241 2,300 2,257 2,328 2Q11 3Q11 4Q11 1Q12 2

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Q12 3Q12 4Q12 1Q13 2Q13 Average Revenue per User (ARPU) RMB 212 217 221 228 233 238 238 238 244 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 Peak Concurrent Users (PCU) Users in Thousands 2,122 2,297 2,339 2,288 2,307 2,328 2,370 2,281 2,319 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13

© 2013 Giant Interactive Group, Inc. All Rights Reserved 9 67.5 71.8 78.6 80.8 83.1 86.4 91.8 92.2 95.8 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 Solid Profitability 85.5% 86.2% 86.3% 86.7% 87.3% 86.2% 86.3% 85.6% 87.9% 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 Gross Profit Margin Margin of Net Income Attributable to Company’s Shareholders Net Revenue US Dollars in millions 1.6 56.6 39.2 46.4 48.4 49.6 13.3 52.5 59.9 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 Net Income Attributable to Company’s Shareholders US Dollars in millions 2.3% 78.9% 49.8% 57.4% 58.2% 57.4% 14.5% 56.9% 62.5% 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 • 2Q11 Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. •

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4Q12 Net Income Attributable to the Company’s Shareholders was down due to impairment charge in 51.com • 2Q11 Margin of Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 4Q12 Margin of Net Income Attributable to the Company’s Shareholders was down due to impairment charge in 51.com

© 2013 Giant Interactive Group, Inc. All Rights Reserved 10 Q2 2013 Key Financial Highlights (In millions, except EPS data) Q2 2013 US$ Q2 2013 RMB Q1 20 13 RMB Q - o - Q % Q2 20 12 RMB Y - o - Y % Margins Total Net Revenue 95.8 588.1 572.8 2.7% 528.2 11.3% Cost of Services 11.6 71.1 82.4 - 13.7% 67.1 6.0% Gross Profit 84.2 517.0 490.5 5.4% 461.1 12.1% 87.9% Operating Expenses 26.0 159.4 129.6 23.0% 133.2 19.7% Income from Operations 58.3 357.6 360.9 - 0.9% 327.9 9.1% 60.8% Net Income Attributable to the Company’s Shareholders 59.9 367.6 326.0 12.7% 307.2 19.6% 62.5% Basic EPS (RMB) 1.53 1.36 12.5% 1.30 17.7% Diluted EPS (RMB) 1.49 1.32 12.9% 1.26 18.3% Q1 20 13 US$ Q - o - Q % Q2 20 12 US$ Y - o - Y % GAAP Basic EPS (US$) 0.25 0.22 13.6% 0.20 25.0% GAAP Diluted EPS (US$) 0.24 0.21 14.3% 0.20 20.0% Non - GAAP Basic EPS (US$) 0.26 0.23 13.0% 0.23 13.0% Non - GAAP Diluted EPS (US$) 0.25 0.22 13.6% 0.22 13.6%

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 11 Strong Balance Sheets (In millions) Jun 30, 2013 US$ Jun 30, 2013 RMB Mar 3 1 , 20 13 RMB Jun 30, 20 12 RMB Cash, Cash Equivalents &

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Short - Term Investments 543.8 3,337.7 3,005.5 1,998.7 Current Assets 622.1 3,818.4 3,378.7 2,364.5 Total Assets 811.1 4,978.2 4,604.1 3,729.1 Current Liabilities 234.3 1,438.2 1,533.9 897.1 Total Liabilities 251.9 1,546.1 1,572.9 922.6 Giant Interactive Group Inc.’s Equity 542.1 3,327.0 2,944.9 2,738.9 Non - controlling Interest 17.1 105.1 86.3 67.6 Total Liability and Equity 811.1 4,978.2 4,604.1 3,729.1

© 2013 Giant Interactive Group, Inc. All Rights Reserved 12 © 2013 Giant Interactive Group, Inc. All Rights Reserved Operational Updates

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 13 Game Updates & Pipeline Existing Games Game History and Initiatives ZT Online 2 • Self - developed Free - To - Play 2D MMORPG • 3 rd generation in - game economy providing a fairer system to more gamers • Open beta testing launched in September 2011 • Enriched and upgraded gameplay mechanics introduced in March 2013 • To roll out an expansion pack that introduces new professions and skills in Q3 2013 World of XianXia • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Began official closed beta testing with large scale marketing in April 2013 • To commence open beta testing in Q3 2013 Games in Pipeline Game History and Initiatives Webgames • Genesis of the Empire , an ARPG based on the Three Kingdoms era, set for commercial launch in Q3 2013 • Supreme Tai - Chi, a self developed ARPG based on the classic Chinese novel Water Margin and ancient Chinese mythology is set for launch in 2H 2013 Glorious Mission • Online FPS game using the Unreal 3 engine and supported by the Chinese military •

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Limited closed beta testing began in August 2013 Cang Tian 2 • 3D MMORPG developed by leading online game developer in South Korea , WeMade Entertainment Inc • Exclusive rights to operate in mainland China • To initiate engineering test in Q1 2014

© 2013 Giant Interactive Group, Inc. All Rights Reserved 14 © 2013 Giant Interactive Group, Inc. All Rights Reserved Business Outlook

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 15 Diversify Game Development Pipeline with New Genres, Web and Mobile Games as a Strategic Priority to Grow Player Base Leverage the Continued Growth Domestically and Expand Beyond China with Webgames and Mobile Games as Conduit to Additional Overseas Markets Expansion Pursue Opportunities

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for Investments and Strategic Collaborations with Third - Parties to Expand User Base and Enhance Development Capabilities 1 2 3 Growth Strategies To Develop and Operate the Largest Online Game Network in Asia

© 2013 Giant Interactive Group, Inc. All Rights Reserved 16 The Company expects total revenue for the third quarter 2013 to be flat to moderately up as compared to the second quarter 2013. Near - Term Expectation

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NYSE: GA Thank You www.ga - me.com

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